SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 10)

                    Hallwood Realty Partners, L.P.
                        (Name of Issuer)

             Units Representing Limited Partnership Interests
                   (Title of class of securities)

                            40636T5
                         (CUSIP Number)

                      Peter A. Nussbaum, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000

   (Name, address and telephone number of person authorized to receive notices and communications)

                           June 27, 1997
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 4063T5                                 Page 2 of 4 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.    13-3700768

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            247,994

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          247,994
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    247,994

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    14.82%

     14        TYPE OF REPORTING PERSON*
                    PN
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                                                       Page 3 of 4 Pages

     This Amendment No. 10 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the Units representing limited partnership interests (the "Units") of Hallwood Realty Partners, L.P., a publicly-traded Delaware partnership (the "Partnership"), previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham").
     Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.
     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.
                             *   *   *


Item 4 is hereby amended to add the following information:

Item 4. Purpose of Transaction

      On February 26, 1997, Gotham filed a Complaint for Inspection of Partnership Records against the Partnership and the general partner of the Partnership in an action entitled Gotham Partners, L.P. v. Hallwood Realty Partners, L.P. and Hallwood Realty Corporation, in Civil Action No. 15578, in the Court of Chancery of the State of Delaware in and for New Castle County (Action No. 1). The complaint seeks access to Partnership records pursuant to Section 17-305 of the Delaware Revised Uniform Limited Partnership Act, Section 11.01(b) of the Amended and Restated Agreement of Limited Partnership of the Partnership and otherwise in accordance with applicable law. Gotham had previously sought such access to Partnership books and records by a demand letter as described in Amendment No. 6 to the
Schedule 13D filed on January 27, 1997. The Partnership would not make such documents available without imposing unreasonable conditions on such access. Accordingly, Gotham has commenced the above-described action.

	On June 20, 1997, Gotham filed an action entitled Gotham Partners, L.P.
v. Hallwood Realty Partners, L.P., Hallwood Realty Corporation, The Hallwood Group Incorporated, Anthony J. Gumbiner, Brian M. Troup, William L. Guzzetti, Alan G. Crisp, William F. Forsyth, Edward T. Story, and Udo H. Walther, in the Court of Chancery of the State of Delaware in and for New Castle County (Action No. 2). A copy of the complaint in said action is attached to Gothams 13D Amendment No. 8. In the new action, Gotham alleges, among other things, that the General Partner and its principals and affiliates have engaged in a pattern of waste and self-dealing intended to entrench the General Partner; to consolidate its control over the Partnership; to dilute the interests of other limited partners; to acquire limited partnership Units at unfairly low prices which were substantially below the net asset value per Unit of the Partnerships properties; to appropriate to the General Partner and its affiliates the net asset value of the Partnership and its assets; and to secure for themselves a future stream of excessive management fees. Among other things, Gotham alleges that the subject transactions were undertaken in violation of the partnership agreement and the fiduciary duties reflected therein. By way of relief, among other things, Gotham seeks to set aside the transactions through which the General Partner and its affiliates purchased limited partnership Units from the Partnership at unfairly low prices, and Gotham will seek to remove the General Partner due to its pattern of conduct.

	On June 25, 1997, Gotham filed a motion to amend its complaint in Action No. 1 to join claims of breaches of the partnership agreement and breaches of fiduciary duty by the original defendants in Action No. 1 and to join as additional defendants on those claims The Hallwood Group Incorporated, Anthony J. Gumbiner, Brian M. Troup, William L. Guzzetti, Alan
G. Crisp, William F. Forsyth, Edward T. Story, and Udo H. Walther, all of whom are also named as defendants in Action No. 2. The new claims asserted in the proposed amended complaint in Action No. 1 are substantially similar to those asserted in the complaint in Action No. 2. Gotham seeks in its proposed amended complaint in Action No. 1 relief similar to that sought in Action No. 2, including rescission of unfair, self-dealing transactions between the Partnership and the General Partner and its affiliates and removal of the General Partner due to its pattern of misconduct. A copy of the complaint in Action No. 2 is attached hereto.

	On June 27, 1997, in Action No. 1, the parties entered into a Stipulation and Order Concerning Production of Limited Partnership Books and Records and List of Limited Partners (Stipulation). Under the
Stipulation, which was executed by the parties and will be submitted for execution and entry by the Court, the defendants (the Partnership and the General Partner) have agreed, subject to various conditions set forth therein, to produce to Gotham copies of designated Partnership records and a list of Limited Partners.

                                                       Page 4 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 1997

                         GOTHAM PARTNERS, L.P.

                         By: Section H Partners, L.P.
                             its general partner


                         By: Karenina Corp.,
                             a general partner of Section H
                             Partners, L.P.

                            By:/s/ William A. Ackman
                                ----------------------
                                William A. Ackman
                                President